UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 1)

Under the Securities Exchange Act of 1934

Accelerate Diagnostics, Inc.

(Name of Issuer)

Common Stock, $0.001

(Title of Class of Securities)

00430H102

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Larry N. Feinberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 20,000
	6	SHARED VOTING POWER 4,753,449
	7	SOLE DISPOSITIVE POWER 20,000
	8	SHARED DISPOSITIVE POWER 4,753,449

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,773,449
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.5%
12	TYPE OF REPORTING PERSON (See Instructions) IN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oracle Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,759,681
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,759,681

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,759,681
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.1%
12	TYPE OF REPORTING PERSON (See Instructions) PN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oracle Institutional Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 467,554
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 467,554

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 467,554
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.1%
12	TYPE OF REPORTING PERSON (See Instructions) PN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oracle Associates, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,227,235
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,227,235

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,227,235
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.2%
12	TYPE OF REPORTING PERSON (See Instructions) OO

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oracle Ten Fund Master, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 455,213
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 455,213

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 455,213
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.1%
12	TYPE OF REPORTING PERSON (See Instructions) OO

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oracle Investment Management, Inc. Employees’ Retirement Plan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 60,001
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 60,001

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 60,001
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1%
12	TYPE OF REPORTING PERSON (See Instructions) EP

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oracle Investment Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 515,214
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 515,214

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 515,214
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.2%
12	TYPE OF REPORTING PERSON (See Instructions) CO

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Feinberg Family Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 11,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 11,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON (See Instructions) OO

This Amendment No. 1 to Schedule 13G (this "Amendment No. 1") is being filed with respect to the Common Stock, par value $.001 (“Common Stock”) of Accelerate Diagnostics, Inc., a Delaware corporation (the “Issuer”), to amend the Schedule 13G filed on March 18, 2013 (as so amended, the “Schedule 13G”), in accordance with the annual amendment requirements. Capitalized terms used but not defined herein have the meaning ascribed thereto in the Schedule 13G.

Item 2(a).	Name of Filing Person:

Item 2(a) of the Schedule 13G is hereby amended and restated as follows:

This statement is filed by:

(i)	Mr. Larry N. Feinberg (“Mr. Feinberg”), with respect to shares of the Issuer’s Common Stock directly owned by him. Mr. Feinberg serves as the managing member of Oracle Associates (as defined herein). Mr. Feinberg may be deemed to indirectly beneficially own shares of Common Stock by virtue of the foregoing relationship, directly or indirectly beneficially owned by Oracle Associates. Mr. Feinberg is the sole shareholder, director and president of the Manager (as defined herein), which serves as investment manager to Ten Fund (as defined herein) and the Retirement Plan (as defined herein), and accordingly, may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by Ten Fund and the Retirement Plan. Mr. Feinberg is the trustee of the Foundation (as defined herein) and has the sole power to direct the voting and disposition of the shares of Common Stock owned by the Foundation and accordingly, may be deemed to be the indirect beneficial owner of the shares of Common Stock;

(ii)	Oracle Partners, L.P., a Delaware limited partnership (“Partners”), with respect to shares of Common Stock directly owned by it;

(iii)	Oracle Institutional Partners, L.P., a Delaware limited partnership (“Institutional Partners”) with respect to shares of Common Stock directly owned by it;

(iv)	Oracle Associates, LLC, a Delaware limited liability company (“Associates”), which serves as the general partner of Partners and Institutional Partners, and may be deemed to indirectly beneficially own shares of Common Stock, by virtue of the foregoing relationship, directly or indirectly beneficially owned by Partners and Institutional Partners;

(v)	Oracle Ten Fund Master, L.P., a limited partnership organized under the Cayman Islands (“Ten Fund”), with respect to shares of Common Stock directly owned by it;

(vi)	Oracle Investment Management, Inc. Employees’ Retirement Plan, an employee benefit plan organized in Connecticut (the “Retirement Plan”), with respect to shares of Common Stock directly owned by it;

(vii)	Oracle Investment Management, Inc., a Delaware corporation (the “Manager”), which serves as investment manager to Ten Fund and the Retirement Plan, and accordingly, may be deemed to be the beneficial owner of shares of Common Stock beneficially owned by Ten Fund and the Retirement Plan; and

(viii)	The Feinberg Family Foundation, a foundation organized in Connecticut (the “Foundation”), with respect to shares of Common Stock directly owned by it.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(c).	Citizenship:

Item 2(c) of the Schedule 13G is hereby amended and restated as follows:

Mr. Feinberg is a citizen of the United States of America. Partners, Institutional Partners, Oracle Associates and the Manager are organized under the laws of the state of Delaware. Ten Fund is organized under the laws of the Cayman Islands. The Retirement Plan and the Foundation are organized under the laws of the state of Connecticut.

Item 4.	Ownership:

Item 4 of the Schedule 13G is hereby amended and restated as follows:

The percentage of shares owned is based upon 41,469,521 shares of the Issuer’s Common Stock issued and outstanding as of November 1, 2013, as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q for the quarter ended September 30, 2013, filed with the Securities and Exchange Commission on November 8, 2013.

The beneficial ownership of the Reporting Persons as of the date of this Amendment No. 1 is set forth below. This filing and any future amendments hereto shall not be considered an admission that any Reporting Person is a beneficial owner of shares beneficially owned by any other Reporting Person named herein.

A. Larry N. Feinberg

(a) Amount beneficially owned: 4,773,449

(b) Percent of class: 11.5%

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: 20,000

(ii) Shared power to vote or direct the vote: 4,753,449

(iii) Sole power to dispose or direct the disposition: 20,000

(iv) Shared power to dispose or direct the disposition: 4,753,449

B. Oracle Partners, L.P.

(a) Amount beneficially owned: 3,759,681

(b) Percent of class: 9.1%

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 3,759,681

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 3,759,681

C. Oracle Institutional Partners, L.P.

(a) Amount beneficially owned: 467,554

(b) Percent of class: 1.1%

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 467,554

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 467,554

D. Oracle Associates, LLC

(a) Amount beneficially owned: 4,227,235

(b) Percent of class: 10.2%

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 4,227,235

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 4,227,235

E. Oracle Ten Fund Master, L.P.

(a) Amount beneficially owned: 455,213

(b) Percent of class: 1.1%

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 455,213

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 455,213

F. Oracle Investment Management, Inc. Employees’ Retirement Plan

(a) Amount beneficially owned: 60,001

(b) Percent of class: 0.1%

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 60,001

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 60,001

G. Oracle Investment Management, Inc.

(a) Amount beneficially owned: 515,214

(b) Percent of class: 1.2%

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 515,214

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 515,214

H. The Feinberg Family Foundation

(a) Amount beneficially owned: 11,000

(b) Percent of class: 0.0%

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 11,000

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 11,000

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2014

/s/ Larry N. Feinberg

Larry N. Feinberg, Individually

ORACLE PARTNERS, L.P.

By: ORACLE ASSOCIATES, LLC, its general partner

By: /s/ Larry N. Feinberg

Larry N. Feinberg, Managing Member

ORACLE INSTITUTIONAL PARTNERS, L.P.

By: ORACLE ASSOCIATES, LLC, its general partner

By: /s/ Larry N. Feinberg

Larry N. Feinberg, Managing Member

ORACLE ASSOCIATES, LLC

By: /s/ Larry N. Feinberg

Larry N. Feinberg, Managing Member

ORACLE TEN FUND MASTER, L.P.

By: ORACLE ASSOCIATES, LLC, its general partner

By: /s/ Larry N. Feinberg

Larry Feinberg, Managing Member

ORACLE INVESTMENT MANAGEMENT, INC. EMPLOYEES’ RETIREMENT PLAN

By: /s/ Aileen Wiate

Aileen Wiate, Trustee

ORACLE INVESTMENT MANAGEMENT, INC.

By: /s/ Larry N. Feinberg

Larry N. Feinberg, Managing Member

THE FEINBERG FAMILY FOUNDATION

By: /s/ Larry N. Feinberg

Larry N. Feinberg, Trustee

Exhibit Index

99.1	Joint Filing Agreement, dated February 7, 2014, by and among, Larry N. Feinberg, Oracle Partners, L.P., Oracle Institutional Partners, L.P., Oracle Associates, LLC, Oracle Ten Fund Master, L.P., Oracle Investment Management, Inc. Employees’ Retirement Plan, Oracle Investment Management, Inc. and The Feinberg Family Foundation.